SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF PRIVATE FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 31, 2003

Ivanhoe Mines Ltd.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, CANADA

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -                        .)

Enclosed:

     1.   BC Form 53-901F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: January 8, 2004	/s/ Beverly A. Bartlett Beverly A. Bartlett Corporate Secretary

FORM 53-901F

Section 85 (1) — Securities Act (British Columbia)
(or the equivalent thereof under
Canadian Provincial Securities Legislation)

1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (“Ivanhoe”) World Trade Centre Suite 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1

2.	DATE OF MATERIAL CHANGE

December 31, 2003

3.	PRESS RELEASE

Date of Issuance: December 31, 2003
Place of Issuance: Vancouver, British Columbia

4.	SUMMARY OF MATERIAL CHANGE

Ivanhoe purchased US$50 million of treasury bills issued by the Government of Mongolia. The treasury bills, which are denominated in U.S. dollars, bear interest at 3% per year and mature on December 31 2004, were issued as part of the Government’s initiative to retire, at a substantial discount, its Soviet-era foreign debt to the Russian Federation.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Ivanhoe purchased US$50 million of treasury bills issued by the Government of Mongolia. The treasury bills, which are denominated in U.S. dollars, bear interest at 3% per year and mature on December 31 2004, were issued as part of the Government’s initiative to retire, at a substantial discount, its Soviet-era foreign debt to the Russian Federation. Based on written assurances furnished by the Government, Ivanhoe understands that Mongolia has never defaulted on its obligations in respect of any of its previously issued treasury bills and that the final settlement of its convertible rouble sovereign debt to the Russian Federation on favourable terms will contribute enormously to the economic and social development of Mongolia. However, Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies.

Ivanhoe funded the purchase of the Mongolian treasury bills from the proceeds of a US$100 million underwritten offering of common shares and share purchase warrants completed on December 19 2003. Ivanhoe plans to use the balance of the proceeds from the offering to fund exploration and development expenditures on the Oyu Tolgoi Project and its other projects in Mongolia. Ivanhoe anticipates incurring these expenditures through the third quarter of 2004, subject to finalization of project expenditure budgets for the 2004 fiscal year and to the results and recommendations of a scoping study on the Oyu Tolgoi Project scheduled to be completed in early 2004.

Ivanhoe recently completed the process of converting its Oyu Tolgoi Project exploration licences (MELs 66X, 66X1, 66X2 and 66X3) into 60-year mining licences, renewable for an additional 40 years. Ivanhoe is now in discussions with a Working Group of Mongolian government representatives aimed at reaching a long-term global stability agreement establishing the critical terms and conditions that will apply to Ivanhoe’s projects during their respective operational phases. The agreement is expected to address tax and fiscal issues, as well as other matters including cross-border and import/export issues and confirmation of appropriate mining, land and water licence tenures and infrastructure necessary to carry out all exploration, mining, milling, processing and related activities over the life of the projects. No assurances can be given as to when, or if, these discussions will culminate in a global stability agreement or that any such global stability agreement will contain terms and conditions that are, in all material respects, favourable to Ivanhoe.

6.	RELIANCE ON SECTION 85 (2) OF THE ACT

Not applicable

7.	OMITTED INFORMATION

Not applicable

8.	SENIOR OFFICER

For further information please contact:

Beverly Bartlett Ivanhoe Mines Ltd. Suite 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1 Telephone: (604) 688-5755

9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 8th day of January, 2004.

IVANHOE MINES LTD

Per:	“Beverly A. Bartlett”

Beverly A. Bartlett
Corporate Secretary